Exhibit 99.4

PDC ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

INDEX

Financial Information	Page Number

Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2016	2
Notes to Pro Forma Condensed Consolidated Financial Statement	3

PDC ENERGY, INC.

Pro Forma Condensed Consolidated Statement of Operations

(unaudited; in thousands, except share and per share data)

	Year Ended December 31, 2016
	PDC Energy Historical	Arris Petroleum Historical (1)	Pro Forma Adjustments (2)		PDC Energy Pro Forma
Revenues:
Crude oil, natural gas and NGLs sales	$497,353	$30,220	$—		$527,573
Commodity price risk management loss, net	(125,681)	(338)	—		(126,019)
Other income	11,243	43	—		11,286
Total revenues	382,915	29,925	—		412,840

Costs, expenses and other:
Lease operating expenses	59,950	4,721	—		64,671
Production taxes	31,410	1,640	—		33,050
Transportation, gathering and processing expenses	18,415	217	—		18,632
Exploration expense	4,669	7	—		4,676
Impairment of properties and equipment	9,973	—	—		9,973
General and administrative expense	112,470	5,124	(12,225	)(a)	105,369
Depreciation, depletion and amortization	416,874	21,541	29,019	(b)	467,434
Provision for uncollectible notes receivable	44,038	—	—		44,038
Accretion of asset retirement obligations	7,080	37	77	(b)	7,194
Loss on sale of properties and equipment	(43)	—	—		(43)
Other expenses	10,193	—	—		10,193
Total costs, expenses and other	715,029	33,287	16,871		765,187

Income (loss) from operations	(332,114)	(3,362)	(16,871)		(352,347)
Interest expense	(61,972)	(875)	9,000	(c)	(82,919)
			(29,072	)(d)
Interest income	963	3	—		966

Income (loss) before income taxes	(393,123)	(4,234)	(36,943)		(434,300)
Provision for income taxes	147,195	—	15,236	(e)	162,431
Net income (loss)	$(245,928)	$(4,234)	$(21,707)		$(271,869)

Earnings per share:
Basic	$(5.01)				$(4.24)
Diluted	$(5.01)				$(4.24)

Weighted-average common shares outstanding:
Basic	49,052				64,134 (f)
(Diluted	49,052				64,134 (f)

(1) Information is through the closing date of the acquisition, December 6, 2016.

(2) See Note 3

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements

PDC ENERGY, INC.

Notes To Pro Forma Condensed Consolidated Financial Statements

Year Ended December 31, 2016

(unaudited)

Note 1 - Basis of Presentation

The unaudited pro forma condensed consolidated statement of operations of PDC Energy, Inc. (“PDC” or the “Company”) for the year ended December 31, 2016 is derived from:

•                  the historical consolidated statement of operations of the Company; and

•                  the historical consolidated statement of operations of Arris Petroleum Corporation (“Arris”).

The Company requested and was granted a waiver from the Securities and Exchange Commission (“SEC”) to exclude comparable results of operations information for other properties acquired as such results of operations were insignificant.

The unaudited pro forma condensed consolidated statement of operations give effect to the acquisition of Arris and additional acquisition-related financing costs as if the transactions had occurred effective January 1, 2015. The transactions and the related adjustments are described in the accompanying notes to the financial statements. In the opinion of Company management, all adjustments have been made that are necessary to present fairly, in accordance with Regulation S-X of the SEC, the pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated statement of operations are presented for illustrative purposes only, and does not purport to be indicative of the results of operations that would actually have occurred if the transaction described had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from those reflected in such statements due to factors described in “Risk Factors” included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”), and elsewhere in the Company’s reports and filings with the SEC.

The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the Company’s historical consolidated financial statements and the notes thereto included in its 2016 Form 10-K. The pro forma statements should also be read in conjunction with the historical statements of Arris and the notes thereto filed as Exhibit 99.2 to the Current Report on Form 8-K/A that was filed on December 19, 2016 and Exhibit 99.1 to the Current Report on Form 8-K that was filed on September 8, 2016.

Note 2 - Acquisition Date

The acquisition closed on December 6, 2016 for aggregate consideration of approximately $1.64 billion, after preliminary post-closing adjustments, comprised of approximately $946.0 million in cash and 9.4 million share of the Company’s common stock valued at approximately $690.7 million at the time the acquisition closed, and has an effective date of July 1, 2016.

Note 3 - Pro Forma Adjustments

The pro forma condensed consolidated statement of operations has been adjusted to reflect the impact of estimated additional borrowings, estimated direct acquisition costs, and the related estimated income tax impact, including to:

(a) Remove direct acquisition-related costs of $12.2 million which were included in general and administrative expense for the year ended December 31, 2016;

(b) Record incremental depreciation, depletion and amortization expense of $29.0 million and accretion of asset retirement obligations of $0.1 million related to purchase price allocations for the year ended December 31, 2016;

PDC ENERGY, INC.

Notes To Pro Forma Condensed Consolidated Financial Statements

Year Ended December 31, 2016

(unaudited)

(c) Remove fees of $9.0 million for securing short-term financing which were included in interest expense for the year ended December 31, 2016;

(d) Reflect interest payable and amortization of debt issuance costs associated with issuance of senior notes, convertible senior notes and the existing revolving credit facility, as well as accretion of debt discount on convertible senior notes, incurred to fund the acquisition of properties in the Delaware Basin. The Company incurred a total of $18.9 million of debt issuance costs associated with issuance of senior notes and convertible senior notes and an increase in the commitment under its existing credit facility. The Company assumed incremental interest expense of $2.4 million associated with amortization of debt issuance costs for the year ended December 31, 2016. The Company recorded a debt discount of $38.3 million associated with the issuance of convertible senior notes and assumed incremental interest expense of $7.7 million associated with accretion of the debt discount for the year ended December 31, 2016. Incremental interest expense of $19.0 million was computed using an interest rate of 6.125% for $400 million of senior notes and an interest rate of 1.125% for $200 million of convertible senior notes for the year ended December 31, 2016; and

(e) Record the tax benefit on additional loss for the periods.

(f) The pro forma condensed consolidated statement of operations also include an adjustment to the weighted-average common shares outstanding to reflect shares issued to fund the purchase price.